Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

To: Russell Mancuso, Branch Chief

cc:  Tom Jones

Re:  Cyto Wave Technologies, Inc.

        Amendment No. 2 to Registration Statement on Form 10

        Filed April 23, 2013

        File No. 000-54907

April 23, 2013

Dear Mr. Mancuso:

We are hereby responding to your comment letter that we received from you on April 18, 2013 per email.  We filed our Amendment No. 2 to our Registration Statement on Form 10 today and provided the requested information in our responses below which are highlighted in blue.  For your convenience, we also attached a revised Form 10 as a word file with redlined mark-ups.  We refer to this word file and its pagination when we refer to “Revised Form 10 No. 2” in our responses below, and not to the pagination of our filed Amendment No. 2 of the Form 10 in EDGAR.

Form 10

Information Required in Registration Statement, page 2

1.

Refer to prior comment 2. We note that you continue to state that no opinion is expressed regarding statements in your document; therefore, it appears that you continue to include statements that you may not believe are reasonable. Please tell us why you believe it is appropriate to include such statements in your document; cite in your response all authority on which you rely.

We removed the statement.  Please see revised Form 10 No. 2, page 2.

The Medical Imaging Market, page 3

2.

Please expand your response to prior comment 4 to clarify how the material you provided supports your disclosure that TechNavio estimates that the market continues to grow by about 4% per year. Also, tell us, with a view to disclosure, the amount of the disclosed equipment market that reasonably could be addressed by your potential product, the growth rate of that

Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

portion of the market, and why you believe presenting only the figures for the entire imaging market is appropriate for your document.

We removed the market section.  Please see revised Form 10 No. 2, page 3.

Our Proposed Products – Underlying Technology, page 4

3.

We note your response to prior comment 7. Please disclose what the feasibility studies demonstrated, including any material negative effects or need for refinement. From your revised disclosure, it should be clear whether your studies achieved the enhanced sensitivity that you describe in this document, labeled the CTCs with magnetic nanoparticles, separated and extracted CTCs from the blood stream and used lasers to destroy the CTCs as you indicate in the graphics on page 4, or were used successfully for any of the potential applications mentioned on page 5.

Feasibility studies are described on revised Form 10 No. 2, pages 4 and 5, and Risk Factors on pages 16 and 17.

4.

Please expand your disclosure added in response to prior comment 8 to clarify the meaning and significance of your reference to PEG and B16F10-GFP and to clarify how the magnetic nanoparticles and gold nanotubes were introduced into the bloodstream and attached to the tumor cells. Also, with a view toward clarification of your disclosure, please tell us why a therapy would seek to cause CTCs to enter the blood stream as mentioned in Figure 2; would such a result not be harmful to the patient?

Please see feasibility studies on Form 10 No. 2, pages 4 and 5, and Risk Factors on pages 16 and 17.  PEG is explained.  B16F10-GFP is a melanoma cell line but we removed the reference for simplification purposes.  Figure 2 is a feasibility study to demonstrate how our technology was able to detect CTCs after CTCs entered the blood stream.  It’s not a therapy based on our technology.

Our License Agreement, page 7

5.

From your response to prior comment 10, it appears that you already satisfied your obligation to issue the 5% interest and no longer are obligated to issue stock pursuant to the agreement. If so, please make this clear in your Form 10.

Please see revised Form 10 No. 2, page 8.

6.

Prior comment 11 sought revised disclosure in your filing. Therefore, please expand the disclosure in this section to discuss the continuation fee and termination provisions.

Please see revised Form 10 No. 2, page 8.

Our Patents, page 7

7.

From your response to prior comment 12, it appears that one of the applications that you mention in this section was abandoned. If so, please clarify your disclosure regarding the application to mention its abandonment.

Please see revised Form 10 No. 2, page 8.

Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

Our Clinical Trials, page 10

8.

We note your response to the second sentence of prior comment 13. Please reconcile the disclosure in this section that you intend to commence your first human clinical trial by the end of June 2013 with your disclosure on page 6 that the first clinical test is expected to begin in the first quarter of 2013.

Please see revised Form 10 No. 2, page 7.  We revised to “by the end of the second quarter of 2013”.

9.

We note your response to the last sentence of prior comment 13; however, that part of the comment sought disclosure in your filing. Please expand the appropriate sections of your document to explain the reasons for the delays and any appropriate risk factors.

Please see revised Form 10 No. 2, page 7 and 13, and Risk Factors, page 20.

10.

To clarify your disclosure regarding the clinical trial being conducted under the direction of Professors Hutchins and Zharov, please disclose the substance of the first sentence of your response to prior comment 28. Also, if you do not yet have a definitive agreement to conduct the research that you describe, please revise your disclosure about research that “will” be conducted to make clear that an agreement does not exist for such activity.

Please see revised Form 10 No. 2, pages 8 and 9 regarding disclosure of both Professors Hutchins and Zharov as employees of UAMS and describing the research agreement with the university which was signed April 18, 2013.  Pages 12 and 13 describe the research agreement in the context of our clinical trial and both Hutchins and Zharov as employees of UAMS.  Pages 36 and 37 list Hutchins and Zharov as investigators with their bios.

Risk Factors, page 13

11.

Please include a risk factor to address the rights mentioned in your response to prior comment 3.

Please see revised Form 10 No. 2, page 16.

Our auditors expressed their opinion the opinion in their audit report that we will continue as a going concern, page 13

12.

We note your revisions in response to prior comment 17. However, the risk factor caption and text should focus on the language in the audit report regarding the substantial doubt about your ability to continue as a going concern. Please revise accordingly.

Please see revised Form 10 No. 2, page 15.

Directors and Executive Officers, page 31

13.

We note your response to prior comment 25. Please tell us why you do not mention Sitoa Global in your revised disclosure regarding Dr. Kuo. In this regard, please also tell us (1) how you reconcile your disclosure that Mr. Yu has been a director of Sitoa Global since September 2011 with the information regarding Sitoa Global’s directors in its most recent Form 10-K, and (2) why you do not provide information regarding Mr. Callahan’s business experience since February 2012.

Please see revised Form 10 No. 2, pages 34 and 35.

Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

14.

Refer to your response to prior comment 27. Please revise your disclosure to identify who is performing the functions of a principal financial officer for your company.

Please see revised Form 10 No. 2, page 34.

Summary Compensation Table, page 32

15.

From Note 5 on page F-10, it appears that you have not paid the salary identified in this table. Please disclose the terms under which you will pay the salary, including when the payable is due and any interest or penalty terms.

Please see revised Form 10 No. 2, pages 36 and 37.

Certain Relationships and Related Transactions, page 33

16.

We note your response to prior comment 31. Please show us how you reconcile your disclosure in this section about the issuance of two million shares to your founders with your disclosure in the beneficial ownership table on page 30.

We issued 2 million shares to 21 founders.  Except for George Yu, none of the founders hold more than 5% of the outstanding shares.  Please see revised Form 10 No. 2, pages 37 and 38.

Recent Sales of Unregistered Securities, page 34

17.

Please expand your disclosure added in response to prior comment 32 to provide for each transaction all disclosure required by Item 701 of Regulation S-K, including the consideration, the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and the facts relied upon to make the exemption available.

Please see revised Form 10 No. 2, pages 38-39 (Item 10) and page 37 (Item 7)

18.

Please reconcile the information in this section and your response to prior comment 38 with your disclosure on page 34 regarding 45 stockholders of record. Include in your response how any re-sales of your securities were consistent with the exemption from registration that you claim for your issuance of those securities.

The number of 45 shareholders was a typo.  It’s approximately 35 shareholders (=21 founders + 10 investors + UAMS + consultants).  Please see Form 10 No. 2, page 38.

Indemnification, page 37

19.

Prior comment 34 sought disclosure in your filing. Therefore, please expand the disclosure in this section to describe the indemnification provisions of your employment agreement with your CEO.

Please see revised Form 10 No. 2, page 42 (Item 12).

Exhibits, page 38

20.

Please file the exhibits that you identify as “to be filed by amendment.”

Filed with amendment No. 2 plus Research Agreement and its Exhibits A, B, C.

Cyto Wave Technologies, Inc.

201 Spear St, Suite 1100, San Francisco, CA 94105

Note 6 – Stockholders’ Equity, page F-10

21.

We see that you repeated the disclosure that you added to Note 7 regarding contingencies in Note 6. Please revise to remove the disclosure in Note 6 or tell us about the contingencies to which you are referring.

We removed the contingencies in Note 6.  It was a typo copied from Note 7.

We further acknowledge that:

•

We are responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

/s/ George Yu

George Yu

President & CEO

Cyto Wave Technologies, Inc.